J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

China International Capital Corporation Hong Kong Securities Limited

29th Floor, One International Finance Centre

1 Harbour View Street, Central

Hong Kong

September 7, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: John Reynolds / Brigitte Lippman / Jonathan Burr / Blaise Rhodes / Raj Rajan

Re:111, Inc.

Registration Statement on Form F-1, as amended (File No. 333-226849)

Registration Statement on Form 8-A (File No. 001-38639)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of 111, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:00 PM, Eastern Time, on September 11, 2018 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom  LLP, may orally request by telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated August 29, 2018:

(i)             Dates of distribution: August 30, 2018 through the date hereof

(ii)          Number of prospective underwriters to which the preliminary prospectus was furnished: 3

(iii)       Number of prospectuses furnished to investors: approximately 2000

(iv)      Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 100

We, the undersigned, as representatives of the several underwriters, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC
CITIGROUP GLOBAL MARKETS INC.
CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Brian Dunlap
	Name:	Brian Dunlap
	Title:	Vice President

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ James Perry
	Name:	James Perry
	Title:	Managing Director

By:	CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	/s/ Shuguang Wang.
	Name:	Shuguang Wang.
	Title:	Managing Director